

April 20, 2015

<u>Via E-mail</u>
Mr. Jonathan Litt
Chief Investment Officer
Land and Buildings
1 Landmark Square, 7th Floor
Stamford, CT 06901

>   **Re: The Macerich Company**
>   **Soliciting Material on Schedule 14A filed by Orange Capital, LLC,**
>   **Orange Capital Master I, Ltd., Daniel Lewis, Land & Buildings Investment**
>   **Management, LLC, Land & Buildings Capital Growth Fund, L.P.,**
>   **Jonathan Litt, Marc Gordon, Gregory Hughes and Jeremy Pemberton**
>   **Filed April 16, 2015**
>   **File No. 001-12504**

Dear Mr. Litt:

We have reviewed your filing and have the following comments.

<u>General</u>

1.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in soliciting materials, or provided to the staff on a supplemental basis. Please qualify the following types of statements as your belief in future filings, and provide supplemental support for these particular statements with your response:

- "… the egregious governance missteps undertaken by Macerich in relation to their refusal to meaningfully engage with Simon Property Group."

- "You have gravely underestimated the damage you have done to Macerich by re-staggering your Board, adopting a poison pill and now actively seeking to block shareholders' voices from being heard at the Annual Meeting by litigating with us on the validity of our nominations."

- "… Simon (NYSE: SPG) undoubtedly continues to be interested as an acquirer."

- "… your commitment to de-stagger the Board and reengage with Simon …."

- "… stopped short of corporate governance apocalypse."

2.   In future soliciting material, please refrain from making statements that could be viewed as impugning the character of other parties as contemplated by Rule 14a-9. In particular, please refrain from making assertions that the directors have not properly exercised their fiduciary duties in future filings without qualifying the statements as your opinion or belief, and provide an adequate supporting basis for these assertions with your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3589 or Daniel F. Duchovny, Special Counsel, at (202) 551-3619 if you have any questions regarding our comments.

Sincerely,

/s/ Tiffany Piland Posil

Tiffany Piland Posil
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
       David Rosewater, Esq.
       Schulte Roth & Zabel LLP